UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1

Under the Securities Exchange Act of 1934
(Amendment No.)*

ANIKA THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, Par Value of $0.01 Per Share

(Title of Class of Securities)

035255108

(CUSIP Number)

September 20, 2022

Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 035255108	Schedule 13G	Page 2 of 12

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Trigran Investments, Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois corporation

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,415,411 shares of common stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,493,245 shares of common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,493,245 shares of common stock (1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9)
Approximately 10.2% (based on 14,599,937 shares of common stock issued and outstanding as of July 29, 2022, as reported in the Anika Therapeutics, Inc. Form 10-Q filed with the SEC on August 4, 2022)

12.	Type of Reporting Person IA/CO

(1) The Reporting Person disclaims beneficial ownership of the shares reported in this Schedule 13G, except to the extent of its pecuniary interest.

CUSIP No. 035255108	Schedule 13G	Page 3 of 12

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Douglas Granat

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,415,411 shares of common stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,493,245 shares of common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,493,245 shares of common stock (1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9)
Approximately 10.2% (based on 14,599,937 shares of common stock issued and outstanding as of July 29, 2022, as reported in the Anika Therapeutics, Inc. Form 10-Q filed with the SEC on August 4, 2022)

12.	Type of Reporting Person IN/HC

(1) The Reporting Person disclaims beneficial ownership of the shares reported in this Schedule 13G, except to the extent of his pecuniary interest.

CUSIP No. 035255108	Schedule 13G	Page 4 of 12

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Lawrence A. Oberman

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,415,411 shares of common stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,493,245 shares of common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,493,245 shares of common stock (1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9)
Approximately 10.2% (based on 14,599,937 shares of common stock issued and outstanding as of July 29, 2022, as reported in the Anika Therapeutics, Inc. Form 10-Q filed with the SEC on August 4, 2022)

12.	Type of Reporting Person IN/HC

(1) The Reporting Person disclaims beneficial ownership of the shares reported in this Schedule 13G, except to the extent of his pecuniary interest.

CUSIP No. 035255108	Schedule 13G	Page 5 of 12

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Steven G. Simon

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,415,411 shares of common stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,493,245 shares of common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,493,245 shares of common stock (1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9)
Approximately 10.2% (based on 14,599,937 shares of common stock issued and outstanding as of July 29, 2022, as reported in the Anika Therapeutics, Inc. Form 10-Q filed with the SEC on August 4, 2022)

12.	Type of Reporting Person IN/HC

(1) The Reporting Person disclaims beneficial ownership of the shares reported in this Schedule 13G, except to the extent of his pecuniary interest.

CUSIP No. 035255108	Schedule 13G	Page 6 of 12

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Bradley F. Simon

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,415,411 shares of common stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,493,245 shares of common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,493,245 shares of common stock (1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9)
Approximately 10.2% (based on 14,599,937 shares of common stock issued and outstanding as of July 29, 2022, as reported in the Anika Therapeutics, Inc. Form 10-Q filed with the SEC on August 4, 2022)

12.	Type of Reporting Person IN/HC

(1) The Reporting Person disclaims beneficial ownership of the shares reported in this Schedule 13G, except to the extent of his pecuniary interest.

CUSIP No. 035255108	Schedule 13G	Page 7 of 12

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Steven R. Monieson

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,415,411 shares of common stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,493,245 shares of common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,493,245 shares of common stock (1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9)
Approximately 10.2% (based on 14,599,937 shares of common stock issued and outstanding as of July 29, 2022, as reported in the Anika Therapeutics, Inc. Form 10-Q filed with the SEC on August 4, 2022)

12.	Type of Reporting Person IN/HC

(1) The Reporting Person disclaims beneficial ownership of the shares reported in this Schedule 13G, except to the extent of his pecuniary interest.

CUSIP No. 035255108	Schedule 13G	Page 8 of 12

Item 1(a)	Name of Issuer: Anika Therapeutics, Inc.
Item 1(b)	Address of Issuer’s Principal Executive Offices: 342 Wiggins Avenue Bedford, Massachusetts 01730

Item 2(a)	Name of Person Filing See Item 2(c)
Item 2(b)	Address of Principal Business Office See Item 2(c)
Item 2(c)

Citizenship
Trigran Investments, Inc.

630 Dundee Road, Suite 230

Northbrook, IL 60062

Illinois corporation

Douglas Granat

630 Dundee Road, Suite 230

Northbrook, IL 60062

U.S. Citizen

Lawrence A. Oberman

630 Dundee Road, Suite 230

Northbrook, IL 60062

U.S. Citizen

Steven G. Simon

630 Dundee Road, Suite 230

Northbrook, IL 60062

U.S. Citizen

Bradley F. Simon

630 Dundee Road, Suite 230

Northbrook, Illinois 60062

U.S. Citizen

Steven R. Monieson

630 Dundee Road, Suite 230

Northbrook, Illinois 60062

U.S. Citizen

Item 2(d)	Title of Class of Securities: Shares of common stock, par value of $0.01 per share
Item 2(e)	CUSIP Number: 035255108

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Exchange Act;

	(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act;

CUSIP No. 035255108	Schedule 13G	Page 9 of 12

(c)	☐	Insurance company as defined in section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under section 8 of the Investment Company Act;

(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J), please specify the type of institution:______________

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Item 4	Ownership:(2)

	(a)	Amount beneficially owned: Incorporated by reference to Item 9 of the cover page pertaining to each reporting person.
	(b)	Percent of class: Incorporated by reference to Item 11 of the cover page pertaining to each reporting person.
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote: Incorporated by reference to Item 5 of the cover page pertaining to each reporting person.
		(ii)	Shared power to vote or to direct the vote: Incorporated by reference to Item 6 of the cover page pertaining to each reporting person.
		(iii)	Sole power to dispose or to direct the disposition of: Incorporated by reference to Item 7 of the cover page pertaining to each reporting person.
		(iv)	Shared power to dispose or to direct the disposition of: Incorporated by reference to Item 8 of the cover page pertaining to each reporting person.

(2)  Douglas Granat, Lawrence A. Oberman, Steven G. Simon, Bradley F. Simon, and Steven R. Monieson are the controlling shareholders and officers of Trigran Investments, Inc. and thus may be considered the beneficial owners of shares beneficially owned by Trigran Investments, Inc.

CUSIP No. 035255108	Schedule 13G	Page 10 of 12

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Owners of accounts managed by Trigran Investments, Inc. have or may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held in their accounts. No such account has such power with respect to more than five percent of the class of securities to which this Schedule 13G relates.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 035255108	Schedule 13G	Page 11 of 12

After reasonable inquiry and to the best of its knowledge and belief, the undersigned Reporting Persons certify that the information set forth in this statement is true, complete, and correct.

Date: October 6, 2022

TRIGRAN INVESTMENTS, INC.

By:	/s/ Lawrence A. Oberman
Name:	Lawrence A. Oberman
Title:	Executive Vice President

/s/ Douglas Granat
Douglas Granat

/s/ Lawrence A. Oberman
Lawrence A. Oberman

/s/ Steven G. Simon
Steven G. Simon

/s/ Bradley F. Simon
Bradley F. Simon

/s/ Steven R. Monieson
Steven R. Monieson

CUSIP No. 035255108	Schedule 13G	Page 12 of 12

INDEX TO EXHIBITS

PAGE

EXHIBIT 1: Agreement to Make a Joint Filing	1